SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2006

Commission File Number: 001-13750

Jilin Chemical Industrial Company Limited
(Translation of registrant’s name into English)
No. 9, Longtan Street
Longtan District
Jilin City, Jilin Province
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
Form 6-K

PAGE
Signature	3
EX-99.1 NOTICE OF ANNUAL GENERAL MEETING
EX-99.2 REPORT OF THE BOARD OF DIRECTORS
EX-99.3 REPORT OF THE SUPERVISORY BOARD
EX-99.4 REPORT OF INDEPENDENT AUDITORS
EX-99.5 FINANCIAL STATEMENTS AND REPORT OF AUDITORS FOR THE YEAR ENDED DECEMBER 31, 2005
Ex-99.6 2005 PROFIT APPROPRIATION PLAN

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

Date: June 8, 2006

	By:	/s/ Shen Diancheng

Name: Shen Diancheng
Title: Chairman and Executive Director